Mutual Fund Series Trust

17605 Wright Street, Suite 2

Omaha, Nebraska 68130

July 28, 2015

VIA EDGAR

Public Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Funds Series Trust (File Nos. 333-132541, 811-21872) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

Mutual Fund Series Trust (the “Trust”) respectfully requests the withdrawal of the delaying amendment filed pursuant to Rule 485(b) on behalf of the Catalyst IPOx Allocation Fund and the Catalyst Hedged Commodity Strategy Fund (the “Funds”) on July 28, 2015 (accession number 0001580642-15-003153) (the “Amendment”). The Trust has determined that the Amendment was made in error.  Therefore, it is in the best interests of the Trust and the public that the filing be withdrawn.  Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Amendment be withdrawn.

Please direct any questions concerning this letter to Tanya L. Goins, of Thompson Hine LLP, counsel to the Trust at (202) 973-2722.

Sincerely,

/s/Jennifer A. Bailey

Jennifer A. Bailey

Secretary, Mutual Funds Series Trust